Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NV5 GLOBAL, INC.

It is hereby certified that:

1. The name of the corporation is NV5 Global, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”).

2. The Board of Directors of the Corporation (the “Board of Directors”), effective April 16, 2024, duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, declaring said amendment to be advisable and proposing that said amendment be submitted to the stockholders of the Corporation for their consideration and approval. The resolution setting forth the proposed amendment is substantially as follows:

RESOLVED, FURTHER, that the Board of Directors hereby approves, subject to approval by the Corporation’s stockholders, an amendment to the Corporation’s Amended and Restated Certification of Incorporation, as amended, inserting a new Article X thereof stating in its entirety as follows:

ARTICLE X

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer; provided, however, that the foregoing shall not eliminate or limit the liability of an officer (i) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the officer derived an improper personal benefit, or (iv) in any action by or in the right of the Corporation. If the General Corporation Law of the State of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of officers, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Any repeal or modification of this Article X, or the adoption of any provision of this Amended and Restated Certificate of Incorporation, as amended, inconsistent therewith, by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of an officer of the Corporation existing at the time of such repeal, modification or adoption of an inconsistent provision. For purposes of this Article X, “officer” shall have the meaning provided in Section 102(b)(7) of the General Corporation Law of the State of Delaware as the same exists or may be hereafter be amended.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

4. All other provisions of the Amended and Restated Certificate of Incorporation, as amended, of the Corporation not specifically modified, amended and/or superseded by the foregoing amendment shall remain in full force and effect.

5. The foregoing amendment shall become effective immediately upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 20th day of June, 2024.

NV5 GLOBAL, INC.

By:	/s/ Richard Tong
Name: Title:	Richard Tong Executive Vice President and General Counsel